

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Samuel Gesten, Esq.
Chief Legal Officer
STAAR Surgical Company
25651 Atlantic Ocean Drive
Lake Forest, California 92630

  Re: STAAR Surgical Company
    Registration Statement on Form S-3
    Filed May 6, 2020
    File No. 333-238043

Dear Mr. Gesten:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at (202) 551-6761 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Charles Kaufman, Esq.